Exhibit 99.1

NYSE, TSX: NTR	News Release

November 5, 2018

Nutrien Reports Solid 3rd Quarter Operating Results; Raises

2018 Guidance, Dividend and Synergy Target

Nutrien Ltd. (Nutrien) announced today its 2018 third-quarter results, with net loss from continuing operations of $1.1 billion1 ($1.742 loss per share). Third-quarter adjusted net earnings was $0.47 per share3 and adjusted EBITDA4 was $839 million. Adjusted net earnings and adjusted EBITDA exclude a New Brunswick potash non-cash impairment of $1.8 billion ($2.15 per share) and gain on adjustment of pension and other post-retirement benefit plans of $151 million ($0.18 per share). For a description of other adjustments in net earnings and EBITDA, please see page 33 and 34, respectively.

Nutrien also announced that its Board of Directors has declared a quarterly dividend of US$0.43 per share payable January 17, 2019 to shareholders of record on December 31, 2018. This represents a 7.5 percent increase in the dividend and is representative of improving market fundamentals and confidence in our operational cash flow moving forward. See “Quarterly Dividend” section for additional details regarding the dividend.

“In the third quarter, Nutrien delivered solid operating results. Retail earnings increased by 10 percent year-over-year3 while our nutrient production operations reported higher volumes, margins and significantly lower costs. We also made significant advances on our strategic priorities including raising the dividend and our synergy target, completing our share repurchase program and closing the sale of our stake in Arab Potash Company (APC). We remain on track to receive $5 billion in net proceeds from the sale of our equity investments. Nutrien has also raised its annual guidance due to the strength of market fundamentals and acceleration of merger synergies. We continue to be well positioned to deliver strong long-term shareholder returns,” commented Chuck Magro, Nutrien’s President and CEO.

HIGHLIGHTS

•

Nutrien achieved $401 million in annual run-rate synergies as at September 30, 2018 and now expects to achieve its $500 million annual run-rate synergy target by the end of 2018 and is raising guidance on the annual run-rate synergy target to $600 million by the end of 2019.

•

Nutrien full-year 2018 adjusted net earnings per share and adjusted EBITDA guidance were raised to $2.60 to $2.80 per share and $3.85 to $4.05 billion, respectively (up from $2.40 to $2.70 per share and $3.7 to $4.0 billion, respectively).

•	Retail EBITDA increased 10 percent in the third quarter from the same period[3] last year due to strong fertilizer demand, recent acquisitions and an increase in comparable store sales.

•

Potash adjusted EBITDA[4] was 64 percent higher in the third quarter compared to the same period last year due to higher net selling prices, record sales volumes and lower cash cost of goods sold per tonne including realized synergies.

•

Nitrogen EBITDA more than doubled compared to the same period last year as a result of higher nitrogen prices, increased sales volumes and lower cash cost of goods sold per tonne including realized synergies.

•	Nutrien completed its normal course issuer bid with approximately 32 million shares repurchased at a weighted average price of $51.62 per share.

•

Nutrien closed on the sale of its stake in APC for $502 million. We expect to close on the sale of our Sociedad Química y Minera de Chile S.A. (SQM) series A shares investment to Tianqi Lithium Corporation by the end of 2018.

•

Results were adjusted for a $1.8 billion non-cash impairment of the New Brunswick potash facility (which has been in care and maintenance mode for almost three years) in the third quarter. This non-cash impairment has no impact on our effective operating capacity or on our short and long-term outlook for the potash business.

MARKET OUTLOOK

Agriculture and Crop Input Fundamentals

•	U.S. soybean prices have been pressured by record domestic yields and continued uncertainty as a result of the U.S. trade dispute with China.

•

U.S. corn prices are in-line with last year’s levels. The global corn supply/demand balance has tightened, and U.S. corn stocks-to-use- ratio is the lowest since the 2013/14 crop year despite record yields this year. Chinese corn ending stocks are projected to be down almost 50 percent over the past three years and more than 20 percent below the ten-year average.

•

Solid crop economics, combined with favorable planting conditions, has supported a rapid start to planting in Brazil. Analysts expect a three to five percent increase in Brazilian soybean area and more than a five percent increase in corn area.

•	While North American crops developed at a faster-than-average pace in 2018, adverse weather since September delayed harvest and has narrowed the fall application season somewhat.

•	We expect an increase in North American corn acres relative to soybeans, which would be positive to overall crop input expenditures as corn generates a higher per-acre spend than soybeans.

Potash

•

Potash prices continue to be supported by strong demand and tight availability. Prices in major spot markets are up 20 to 30 percent compared to the third quarter of 2017 and contracts with India and China were settled at $50 per tonne and $60 per tonne increases, respectively. We raised our 2018 global potash shipment forecast to a range of 66 to 67 million tonnes.

•	We expect that capacity curtailments and permanent closures in 2018 will match or exceed new production capability, excluding Nutrien’s expected increase in production.

•	Downstream inventories in major global potash markets remain relatively tight, which is supportive of sustained demand in late 2018 and early 2019.

•

High nutrient removal in 2018 related to expected record crop yields, combined with potash prices remaining affordable relative to grower revenues, are expected to support continued strong consumption in major markets including North America.

Nitrogen

•	Tighter than expected supply and continued demand growth has provided support to prices for all nitrogen products. Ammonia production has been pressured by operational issues, turnarounds and slower than expected supply ramp-ups, while urea continues to be supported by lower Chinese exports and uncertainty regarding Iranian availability.

•	Global nitrogen prices are also being supported by higher European natural gas prices, with hub-based and formula-based prices up approximately 80 percent and 40 percent, respectively, from 2017 lows.

•

Prospects for nitrogen demand through the first half of 2019 remain strong, supported by the expectation of increased corn area in North and South America and increased winter wheat area in the Northern Hemisphere. There is some risk to the fall ammonia application season in North America due to wet conditions.

•	Given favorable demand prospects, limited new capacity and a relatively stable urea supply outlook in China, we expect the global nitrogen supply/demand balance will remain tight into 2019.

Phosphate

•

Continued strength in sulfur and ammonia prices and delayed project ramp-ups continue to support phosphate prices, however, the decline in the value of the Indian rupee is a source of demand risk for late 2018 and early 2019.

FINANCIAL OUTLOOK AND GUIDANCE

Taking the above factors into consideration, we have revised our 2018 annual guidance ranges as follows:

We raised our guidance range for Potash sales volumes to 12.5 to 13.0 million tonnes and increased the bottom end of our Potash Adjusted EBITDA range from $1.4 billion to $1.5 billion. Nitrogen EBITDA guidance has been raised to $1.15 to $1.25 billion and the bottom end of our Phosphate and Sulfate EBITDA range increased from $0.2 billion to $0.25 billion.

Based on these factors, we are increasing our full-year 2018 adjusted net earnings guidance to $2.60 to $2.80 per share (previously $2.40 to $2.70 per share) and adjusted EBITDA guidance to $3.85 to $4.05 billion (previously $3.7 to $4.0 billion). Additionally, adjusted net earnings guidance for the fourth quarter of 2018 is $0.46 to $0.66 per share.

Excluded from guidance are the New Brunswick potash non-cash impairment of $1.8 billion, expected costs to achieve synergies (net of one-time savings) of $40 to $50 million (reduced from $50 to $75 million), share-based compensation as well as the impact of incremental depreciation and amortization of approximately $200 million resulting from the fair valuing of Agrium’s assets and liabilities as of January 1, 2018 in accordance with purchase accounting.

Dividend income from investments in APC and SQM is recorded net of tax in discontinued operations and is still expected to approximate $130 million and is included in our adjusted annual net earnings per share guidance, but is not included in adjusted EBITDA guidance.

All annual guidance numbers, including those noted above, are outlined in the table below:

2018 Updated Guidance Ranges (Annual Guidance, except where noted)	Low	High
Adjusted net earnings per share [6]	$2.60	$2.80
Adjusted EBITDA (billions) [6]	$3.85	$4.05
Retail EBITDA (billions)	$1.2	$1.3
Potash Adjusted EBITDA (billions) [6]	$1.5	$1.6
Nitrogen EBITDA (billions)	$1.15	$1.25
Phosphate and Sulfate EBITDA (billions)	$0.25	$0.3
Potash sales tonnes (millions) (a)	12.5	13.0
Nitrogen sales tonnes (millions) (a)	10.3	10.7
Depreciation and amortization including purchase price allocation impact (billions)	$1.5	$1.6
Integration and synergy costs (millions)	$40	$50
Effective tax rate on continuing operations	23%	25%
Sustaining capital expenditures (billions)	$1.0	$1.1

2018 Annual Assumptions & Sensitivities
FX rate CAD to USD		$1.29
NYMEX natural gas ($US/MMBtu)		$2.95
$1/MMBtu increase in NYMEX ($/share) (b)		$(0.19)
$20/tonne change in realized Potash selling prices ($/share) (b)		$0.26
$20/tonne change in realized Ammonia selling prices ($/share) (b)		$0.06
$20/tonne change in realized Urea selling prices ($/share) (b)		$0.09

(a)	Potash and nitrogen sales tonnes include manufactured product only. Nitrogen sales tonnes exclude ESN® and Rainbow products.
(b)	Sensitivities are calculated pre-synergies resulting from the merger.

THIRD-QUARTER RESULTS

The comparative figures throughout this release are the historical combined results of legacy Potash Corporation of Saskatchewan Inc. (PotashCorp) and Agrium Inc. (Agrium) for the three and nine months ended September 30, 2017 and are considered to be non-IFRS measures. For International Financial Reporting Standards (IFRS) purposes, the comparative amounts are the results of legacy PotashCorp, which is the accounting acquirer. Compared to the IFRS figures, the change is the result of the merger involving Agrium and PotashCorp. Refer to the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Consolidated

	Three months ended September 30

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Sales	4,034	3,586	448
Freight, transportation and distribution	(253)	(236)	(17)
Cost of goods sold	(2,626)	(2,557)	(69)
Gross margin	1,155	793	362
Expenses	(2,514)	(719)	(1,795)
Net loss from continuing operations	(1,067)	(53)	(1,014)

Nutrien third-quarter net loss from continuing operations totaled $1.1 billion, lower than the $53 million loss in the third quarter of 2017. Results for the quarter reflected a $1.8 billion non-cash impairment of the New Brunswick potash facility and a $151 million gain on adjustment of pension and other post-retirement benefit plans.

Earnings were supported by higher sales volumes and realized prices in potash and nitrogen due to strong global demand and tight supply. Retail reported improved results supported by strong North American crop nutrient applications. Depreciation and amortization expense increased by $126 million this quarter, in part due to the merger-related purchase price allocation (PPA) impact. The IFRS comparative figures for PotashCorp are detailed in the financial report of Nutrien for the third quarter of 2018 and its management’s discussion and analysis for the same period, both of which will be made available under Nutrien’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov in November 2018.

Retail

	Three months ended September 30

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Sales	2,175	2,067	108
Cost of goods sold	(1,642)	(1,549)	(93)
Gross margin	533	518	15
EBIT[7]	(6)	32	(38)
EBITDA	116	105	11
Selling and general and administrative expenses	(577)	(489)	(88)

•

EBITDA – Retail EBITDA in the quarter was 10 percent higher than the same period last year driven by solid crop nutrient performance across all regions, recent acquisitions and an increase in comparable store sales. Total gross margin percentage was 25 percent, equal to the same period in 2017.

•	North American Retail EBITDA was impacted by an early maturing crop which positively supported fertilizer demand while reducing the demand for crop protection products.

•

Selling and general and administrative expenses (S&GA) – Retail S&GA expenses increased by 18 percent this quarter compared to the same period in 2017, primarily due to higher depreciation and amortization expense related to PPA and a higher employee headcount due to recent acquisitions.

	Three months ended September 30
(millions of U.S. dollars, except where noted)	Sales			Gross margin			Gross margin (%)
	2018	2017	Change	2018	2017	Change	2018	2017
Crop nutrients	650	528	122	142	120	22	22	23
Crop protection products	1,086	1,117	(31)	236	243	(7)	22	22
Seed	60	59	1	14	21	(7)	23	36
Merchandise	205	187	18	27	29	(2)	13	16
Services and other	174	176	(2)	114	105	9	66	60

•

Crop nutrients – Sales in the third quarter were 23 percent higher than in the same period last year as North American and Latin American growers prepared to replenish soil nutrients removed from bumper crops in addition to strong demand in Australia. Crop nutrient deliveries and realized selling prices increased in the quarter, resulting in 18 percent higher gross margin compared to the third quarter of 2017. Gross margin per tonne was stable partly due to rising crop nutrient costs.

•

Crop protection products – Third-quarter sales were 3 percent lower than the same period in 2017, due to the rapid crop development, limited pest pressure and an early start to the harvest season in North America, as well as, dry and unfavorable weather conditions in Australia. Gross margin percentage was stable during the quarter.

•	Seed – Sales in the quarter were similar to the same period last year, while gross margin percentage decreased due to seed sales mix and timing of vendor programs.

•

Merchandise – Sales were up 10 percent from the same period in 2017, supported by higher fuel sales in Canada and higher animal health and fencing sales volumes in Australia. Gross margin rates decreased by 3 percentage points due to the higher proportion of lower-margin Canadian fuel sales.

•

Services and other – Third-quarter sales were similar to the same period in 2017, but gross margin percentage grew 6 percentage points driven by higher-margin application services and financing services.

Potash

	Three months ended September 30

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Net sales [3]	817	590	227
Cost of goods sold	(358)	(323)	(35)
Gross margin	459	267	192
EBIT	(1,439)	210	(1,649)
EBITDA	(1,311)	303	(1,614)
Adjusted EBITDA [4]	498	303	195
Provincial mining taxes	(78)	(48)	(30)

•

EBITDA and Adjusted EBITDA – The non-cash impairment of our New Brunswick potash facility negatively affected Potash EBITDA in the quarter. Excluding this impact, Potash adjusted EBITDA was up 64 percent from the third quarter in 2017 due to a combination of record sales volumes, higher net selling prices and a lower cost of goods sold per tonne.

	Three months ended September 30
	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
North America	1,678	1,373	305
Offshore	2,180	1,938	242
Total	3,858	3,311	547
Net selling price ($/tonne)			—
North America	213	192	21
Offshore	210	168	42
Average	212	178	34
Cost of goods sold ($/tonne)	(93)	(97)	4
Gross margin ($/tonne)	119	81	38
Depreciation and amortization ($/tonne)	33	28	5
Gross margin excluding depreciation and amortization ($/tonne) [3]	152	109	43

•

Volumes – Total potash sales volumes were up 17 percent compared to the same period in 2017 (this was a record compared to any previous quarter) due to strong demand in the North American market, as well as, offshore markets supplied through Canpotex Limited[8] (Canpotex). The largest portion of Canpotex’s volumes for the quarter were sold to Latin America (40 percent), Other Asian markets (37 percent) and India and China (11 percent and 7 percent, respectively).

•

Price – The weighted average realized selling price was 19 percent higher in the third quarter compared to the prior year’s third quarter due to strong global demand and tight supply. Offshore realized selling prices increased 25 percent and North America realized selling price increased 11 percent from the third quarter in 2017.

•

Costs – Cost per tonne of product sold was 4 percent lower compared to the prior year’s third quarter. This was due to a larger proportion of supply produced at our lower-cost facilities, realized synergies and higher overall production volumes that more than offset the effects of PPA depreciation. Cash cost of product manufactured[3] was significantly lower at $56 per tonne compared to $72 per tonne for the same period last year.

Nitrogen

	Three months ended September 30
(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Net sales	612	496	116
Cost of goods sold	(457)	(441)	(16)
Gross margin	155	55	100
EBIT	146	47	99
EBITDA	257	113	144

•

EBITDA – Total nitrogen EBITDA in the quarter increased 127 percent from the third quarter of 2017 due to higher realized prices, increased sales volumes and lower cost of goods sold excluding depreciation and amortization.

	Three months ended September 30

	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
Ammonia	750	724	26
Urea	691	626	65
Solutions and nitrates	1,018	929	89
Total	2,459	2,279	180
Net selling price ($/tonne)			-
Ammonia	253	206	47
Urea	286	228	58
Solutions and nitrates	156	141	15
Average	222	185	37
Cost of goods sold ($/tonne)	(165)	(165)	-
Gross margin ($/tonne)	57	20	37
Depreciation and amortization ($/tonne)	45	29	16
Gross margin excluding depreciation and amortization ($/tonne)	102	49	53

•

Volumes – Total nitrogen sales volumes were 8 percent higher than in the third quarter of 2017 due to higher operating rates and strong demand. Both urea and solutions and nitrates volumes were up 10 percent due to a strong in-season demand for nitrogen fertilizer application. Ammonia sales were up 4 percent, supported by higher production volumes.

•

Price – Nitrogen realized prices were up 20 percent in the quarter due to strong global demand, tight supply and higher global feedstock costs. Ammonia and urea realized prices were up 23 percent and 25 percent respectively while solutions and nitrates were up 11 percent.

•

Costs – Cost of goods sold per tonne of nitrogen was in line with last year’s third quarter as significantly higher production volumes, synergy realization and lower natural gas costs in North America offset the effect of higher depreciation resulting from PPA and higher natural gas costs in Trinidad. Cost of goods sold excluding depreciation and amortization per tonne was down 12 percent. Urea cash cost of product manufactured[3,9] was significantly lower at $72 per tonne compared to $86 per tonne for the same period last year.

	Three months ended September 30

(U.S. dollars per MMBtu)	2018 Actual	2017 Combined	Change
Overall gas cost excluding realized derivative impact	2.40	2.23	0.17
Realized derivative impact	0.34	0.49	(0.15)
Overall gas cost	2.74	2.72	0.02
Average NYMEX	2.90	3.00	(0.10)
Average AECO	1.03	1.61	(0.58)

Phosphate and Sulfate

	Three months ended September 30

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
Net sales	437	356	81
Cost of goods sold	(401)	(396)	(5)
Gross margin	36	(40)	76
EBIT	32	(45)	77
EBITDA	88	11	77

•

EBITDA – Total phosphate and sulfate EBITDA increased from the third quarter in 2017 as a result of higher realized prices and a $29 million asset impairment in the comparable period of 2017, that more than offset higher ammonia and sulfur costs in 2018.

	Three months ended September 30

	2018 Actual	2017 Combined	Change
Manufactured products
Sales volumes (tonnes 000’s)
Fertilizer	650	678	(28)
Industrial and feed	228	214	14
Ammonium sulfate	104	85	19
Total	982	977	5
Net selling price ($/tonne)
Fertilizer	411	329	82
Industrial and feed	498	474	24
Ammonium sulfate	225	214	11
Average	412	351	61
Cost of goods sold ($/tonne)	(376)	(391)	15
Gross margin ($/tonne)	36	(40)	76
Depreciation and amortization ($/tonne)	57	57	-
Gross margin excluding depreciation and amortization ($/tonne)	93	17	76

•

Volumes – Total phosphate and sulfate sales volumes in the quarter were similar to that of the third quarter in 2017 as lower fertilizer sales, due to timing of delivery, were offset by higher industrial and feed and ammonium sulfate sales.

•

Price – The average combined net selling price in the third quarter was up 17 percent compared to the same period last year primarily due to a 25 percent increase in phosphate fertilizer net selling prices. Global phosphate prices were supported by strong demand and higher input costs for ammonia and sulfur.

•

Costs – Cost of goods sold per tonne was 4 percent lower than the same period last year as higher ammonia and sulfur costs were more than offset by the impact of last year’s impairment of assets at our Aurora, North Carolina, facility, and an adjustment in PPA.

Others

	Three months ended September 30

(millions of U.S. dollars)	2018 Actual	2017 Combined	Change
General and administrative expenses	(126)	(118)	(8)
Other income (expenses)	59	(49)	108
Finance costs	(142)	(135)	(7)
Income tax recovery	434	8	426

•

Other (income) expenses – During the third quarter this year, we recognized a gain from pension and other post-employment benefit adjustments amounting to $151 million as certain plans were suspended and/or discontinued effective January 1, 2020. This was partially offset by higher merger and related costs which increased by $40 million as we continue in our integration and synergy initiatives.

•

Tax – The company had a loss before income taxes for the three months ended September 30, 2018 compared to earnings before income taxes for the same period in 2017. As a result, income tax recovery increased for the three months ended September 30, 2018 as compared to the same period last year.

SYNERGIES

Synergy Program Commitments

Category	December 31, 2019 Synergy Annual Run Rate – Initial Target	December 31, 2019 Synergy Annual Run Rate – New Target	Synergy Annual Run Rate Achieved to September 30, 2018
Distribution and retail integration/optimization	~$150 million	~$150 million	$81 million
Production optimization	~$125 million	~$200 million	$119 million
SG&A and other optimization[10]	~$125 million	~$150 million	$142 million
Procurement	~$100 million	~$100 million	$59 million
Total	$500 million	$600 million	$401 million

•

Nutrien has achieved synergies ahead of schedule, capturing $401 million in annual run-rate synergies as at September 30, 2018. We now expect to achieve $500 million in annual run-rate synergies by the end of 2018, up from the second-quarter estimate of $350 million. We are raising guidance on the annual run-rate synergy target to $600 million by the end of 2019.

QUARTERLY DIVIDEND

Nutrien’s Board of Directors has declared a quarterly dividend of $0.43 per share payable January 17, 2019 to shareholders of record on December 31, 2018. Registered shareholders who are residents of Canada as reflected in Nutrien’s shareholders register, as well as beneficial holders (i.e., shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co., will receive their dividend in Canadian dollars, calculated based on the Bank of Canada daily exchange rate on December 31, 2018. Registered shareholders resident outside of Canada as reflected in Nutrien’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in U.S. dollars. However, registered shareholders of Nutrien may elect to change the currency of their dividend payments to U.S. dollars or Canadian dollars, as applicable. In addition, Nutrien offers registered shareholders direct deposit by electronic funds transfer for dividend payments. Registered shareholders may elect to change the currency of their dividend and enroll for direct deposit by contacting, Nutrien’s registrar and transfer agent, AST Trust Company (Canada), directly (1-800-387-0825 or inquiries@astfinancial.com). Beneficial shareholders, who hold their shares through a broker, should contact their broker to determine the ability and necessary steps involved in an election to change the currency of their dividend payment. For further details, please visit www.nutrien.com/investors/shareholder-information/dividends. All dividends paid by Nutrien are, pursuant to subsection 89(14) of the Income Tax Act (Canada), designated as eligible dividends.

Notes

1. All amounts are stated in U.S. dollars.

2. All references to per-share amounts pertain to diluted net (loss) earnings per share.

3. This is a non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

4. Adjusted EBITDA is calculated as net (loss) earnings from continuing operations before finance costs, income tax (expense) recovery, depreciation and amortization and adjusted for merger-related costs, share-based compensation, impairment loss and curtailment gain. This is a Non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

5. Earnings before interest, taxes, depreciation, and amortization (EBITDA) is calculated as net (loss) earnings from continuing operations before finance costs, income tax (expense) recovery, depreciation and amortization. This is a non-IFRS measure. Refer to Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information.

6. Certain of the forward-looking financial measures are provided on a Non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value, which may be inherently difficult to determine without unreasonable effort.

7. Earnings before interest and taxes (EBIT) is calculated as net (loss) earnings from continuing operations before finance costs and income tax (expense) recovery.

8. Canpotex is the offshore marketing company for Nutrien and one other Saskatchewan potash producer.

9. Urea cash cost of product manufactured excludes natural gas costs.

10. Other includes synergies related to administrative functions which may not appear in selling expenses and/or general and administrative expenses in the financial statements.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate and sulfate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders. For further information visit us at www.nutrien.com.

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this news release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2018 annual guidance, including expectations regarding our adjusted net earnings per share and EBITDA (both adjusted consolidated and by segment); expectations regarding the on-going sale of equity interests, including, the proceeds to be realized in connection therewith; capital spending expectations for 2018; expectations regarding performance of our business segments in 2018 and in the future; our market outlook for 2018 and 2019, including potash, nitrogen and phosphate and sulfate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions and divestitures; and the expected synergies associated with the merger of Agrium and PotashCorp, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully integrate and realize the anticipated benefits of its already completed (including the merger of Agrium and PotashCorp) and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2018 and in the future (including as outlined under “Market Outlook”); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; ability to maintain investment grade rating and achieve our performance targets; assumptions in respect of our ability to sell equity positions, including the ability to find suitable buyers at expected prices and successfully complete such transactions in a timely manner; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; the failure to successfully integrate and realize the expected synergies associated with the merger of Agrium and PotashCorp, including within the expected timeframe; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; the inability to find suitable buyers for our equity positions and counterparty and transaction risk associated therewith; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at our Egyptian and Argentinian facilities; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Agrium, PotashCorp and Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States, including those disclosed in Nutrien’s business acquisition report dated February 20, 2018, related to the merger of Agrium and PotashCorp.

The purpose of our expected adjusted net earnings per share, consolidated and Potash adjusted EBITDA and EBITDA by segment guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investors@nutrien.com

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

Nutrien will host a Conference Call on Tuesday, November 6, 2018 at 10:00 am Eastern Time.

Telephone Conference: Dial-in numbers:

•	From Canada and the U.S. 1-877-269-7756
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast:                      Visit https://www.nutrien.com/investors/events/2018-q3-earnings-conference-call

Nutrien Ltd.

Condensed Consolidated Statements of (Loss) Earnings

(in millions of US dollars except as otherwise noted)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Note 11)		(Note 11)
Sales (Note 3)	$4,034	$1,234	$15,874	$3,466
Freight, transportation and distribution	(253)	(172)	(675)	(421)
Cost of goods sold (Note 3)	(2,626)	(829)	(11,066)	(2,279)
Gross Margin	1,155	233	4,133	766
Selling expenses	(560)	(7)	(1,758)	(24)
General and administrative expenses	(163)	(49)	(461)	(130)
Provincial mining and other taxes	(79)	(45)	(192)	(121)
Earnings of equity-accounted investees	15	3	26	6
Impairment of property, plant and equipment (Note 4)	(1,809)	—	(1,809)	—
Other income (expenses) (Note 5)	82	(35)	(71)	(73)
(Loss) Earnings before Finance Costs and Income Taxes	(1,359)	100	(132)	424
Finance costs	(142)	(60)	(394)	(180)
(Loss) Earnings before Income Taxes	(1,501)	40	(526)	244
Income tax recovery (expense) (Note 6)	434	(24)	199	30
Net (Loss) Earnings from Continuing Operations	(1,067)	16	(327)	274
Net earnings from discontinued operations (Note 7)	23	37	698	129
Net (Loss) Earnings	$(1,044)	$53	$371	$403

Net (Loss) Earnings per Share from Continuing Operations
Basic	$(1.74)	$0.02	$(0.52)	$0.33
Diluted	$(1.74)	$0.02	$(0.52)	$0.33

Net (Loss) Earnings per Share from Continuing and Discontinued Operations
Basic	$(1.70)	$0.06	$0.59	$0.48
Diluted	$(1.70)	$0.06	$0.59	$0.48

Dividends Declared per Share	$0.40	$0.10	$1.20	$0.30

Weighted Average Shares Outstanding (Note 10)
Basic	614,950,000	840,137,000	629,197,000	840,037,000
Diluted	614,950,000	840,301,000	629,197,000	840,202,000

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statements of Comprehensive (Loss) Income

(in millions of US dollars)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
(Net of related income taxes)		(Note 11)		(Note 11)

Net (Loss) Earnings	$(1,044)	$53	$371	$403
Other Comprehensive Income (Loss)
Items that will not be reclassified to net (loss) earnings:
Net actuarial gain on defined benefit plans (1)	—	—	56	—
Financial instruments measured at FVTOCI (2)
Net fair value gain (loss) on investments	14	35	(79)	128
Items that have been or may be subsequently reclassified to net (loss) earnings:
Cash flow hedges
Net fair value loss during the period (3)	(4)	(1)	(3)	(8)
Reclassification of net loss to (loss) earnings (4)	—	9	—	28
Foreign currency translation
Loss on translation of net foreign operations	(8)	—	(146)	—
Equity-accounted investees
Share of other comprehensive (loss) income	(1)	(1)	(2)	2
Other Comprehensive Income (Loss)	1	42	(174)	150
Comprehensive (Loss) Income	$(1,043)	$95	$197	$553

(1)	Net of income taxes of $NIL (2017 – $NIL) for the three months ended September 30, 2018 and $(16) (2017 – $NIL) for the nine months ended September 30, 2018.
(2)

As at September 30, 2018, financial instruments measured at fair value through other comprehensive income (“FVTOCI”) are comprised of shares in Sinofert Holdings Limited (“Sinofert”) and other (September 30, 2017 – Israel Chemicals Ltd. (“ICL”), Sinofert and other). The company's investment in ICL was classified as held for sale at December 31, 2017 and the divestiture of all equity interests in ICL was completed on January 24, 2018.

(3)

Cash flow hedges are comprised of natural gas derivative instruments and were net of income taxes of $1 (2017 – $NIL) for the three months ended September 30, 2018 and $1 (2017 – $4) for the nine months ended September 30, 2018.

(4)	Net of income taxes of $NIL (2017 – $(4)) for the three months ended September 30, 2018 and $NIL (2017 – $(15)) for the nine months ended September 30, 2018.

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statements of Cash Flows

(in millions of US dollars)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017

Operating Activities
Net (loss) earnings	$(1,044)	$53	$371	$403
Adjustments to reconcile net (loss) earnings to cash (used in) provided by operating activities (Note 8)	1,801	237	2,095	532
Changes in non-cash operating working capital (Note 8)	(934)	3	(2,382)	(91)
Cash (used in) provided by operating activities	(177)	293	84	844

Investing Activities
Business acquisitions, net of cash acquired (Note 2)	(140)	—	(385)	—
Additions to property, plant and equipment	(352)	(170)	(913)	(431)
Cash acquired in Merger (Note 2)	—	—	466	—
Proceeds from disposal of discontinued operations (Note 7)	14	—	1,833	—
Purchase of investments	(15)	—	(123)	—
Other	14	—	25	(1)
Cash (used in) provided by investing activities	(479)	(170)	903	(432)

Financing Activities
Finance costs on long-term debt	—	—	(21)	(1)
Proceeds from (repayment of) short-term debt (Note 9)	1,319	(39)	3,214	(99)
Repayment of long-term debt	(2)	—	(8)	—
Dividends paid (Note 10)	(248)	(84)	(708)	(248)
Repurchase of common shares (Note 10)	(459)	—	(1,663)	—
Issuance of common shares (Note 10)	5	—	7	1
Cash provided by (used in) financing activities	615	(123)	821	(347)
Effect of exchange rate changes on cash and cash equivalents	(13)	—	(22)	—
(Decrease) Increase in Cash and Cash Equivalents	(54)	—	1,786	65
Cash and Cash Equivalents, Beginning of Period	1,956	97	116	32
Cash and Cash Equivalents, End of Period (Note 8)	$1,902	$97	$1,902	$97

Cash and cash equivalents comprised of:
Cash	$580	$31	$580	$31
Short-term investments	1,322	66	1,322	66
	$1,902	$97	$1,902	$97

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Statement of Changes in Shareholders' Equity

(in millions of US dollars)

(unaudited)

			Accumulated Other Comprehensive (Loss) Income
	Share Capital	Contributed Surplus	Net fair value loss on investments (1),(2)	Net (loss) gain on derivatives designated as cash flow hedges	Net actuarial gain on defined benefit plans (3)	Translation loss of net foreign operations (Note 11)	Comprehensive loss of equity- accounted investees (Note 11)	Total Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Equity

Balance – December 31, 2017	$1,806	$230	$73	$(43)	$—	$(2)	$(3)	$25	$6,242	$8,303
Merger impact (Note 2)	15,898	7	—	—	—	—	—	—	(1)	15,904
Net earnings	—	—	—	—	—	—	—	—	371	371
Other comprehensive (loss) income	—	—	(79)	(3)	56	(146)	(2)	(174)	—	(174)
Shares repurchased (Note 10)	(884)	(23)	—	—	—	—	—	—	(756)	(1,663)
Dividends declared (Note 10)	—	—	—	—	—	—	—	—	(749)	(749)
Effect of share-based compensation including issuance of common shares	8	17	—	—	—	—	—	—	—	25
Transfer of net actuarial gain on defined benefit plans	—	—	—	—	(56)	—	—	(56)	56	—
Transfer of net loss on sale of investment	—	—	19	—	—	—	—	19	(19)	—
Transfer of net loss on cash flow hedges (4)	—	—	—	18	—	—	—	18	—	18
Balance – September 30, 2018	$16,828	$231	$13	$(28)	$—	$(148)	$(5)	$(168)	$5,144	$22,035

(1)	The company adopted IFRS 9 “Financial Instruments” in 2018 and reclassified available-for-sale investments as financial instruments measured at FVTOCI.
(2)

The company divested its equity interests in the investment in ICL on January 24, 2018. The loss on sale of ICL of $(19) was transferred to retained earnings at September 30, 2018. The cumulative net unrealized gain at December 31, 2017 was $4.

(3)	Any amounts incurred during a period are closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.
(4)	Net of income taxes of $(1) for the three months ended September 30, 2018 and $(5) for the nine months ended September 30, 2018.

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Condensed Consolidated Balance Sheets

(in millions of US dollars except share amounts)

(unaudited)

	September 30	December 31
	2018	2017
As at	(Note 2)	(Note 11)

Assets
Current assets
Cash and cash equivalents	$1,902	$116
Receivables	4,490	489
Inventories	3,910	788
Prepaid expenses and other current assets	429	72
	10,731	1,465
Assets held for sale (Note 7)	945	1,858
	11,676	3,323
Non-current assets
Property, plant and equipment (Note 4)	18,608	12,971
Goodwill	11,217	97
Other intangible assets	2,256	69
Investments	879	292
Other assets	591	246
Total Assets	$45,227	$16,998

Liabilities
Current liabilities
Short-term debt (Note 9)	$4,770	$730
Current portion of long-term debt	1,009	—
Payables and accrued charges	4,744	836
	10,523	1,566
Deferred income tax liabilities on assets held for sale (Note 7)	28	36
	10,551	1,602
Non-current liabilities
Long-term debt	7,587	3,711
Deferred income tax liabilities	2,701	2,205
Pension and other post-retirement benefit liabilities (Note 5)	446	440
Asset retirement obligations and accrued environmental costs	1,693	651
Other non-current liabilities	214	86
Total Liabilities	23,192	8,695

Shareholders' Equity
Share capital (Note 10)	16,828	1,806
Unlimited authorization of common shares without par value; issued and outstanding 612,165,448 and 840,223,041 at September 30, 2018 and December 31, 2017, respectively
Contributed surplus	231	230
Accumulated other comprehensive (loss) income	(168)	25
Retained earnings	5,144	6,242
Total Shareholders' Equity	22,035	8,303
Total Liabilities and Shareholders’ Equity	$45,227	$16,998

(See Notes to the Condensed Consolidated Financial Statements)

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

1. Significant Accounting Policies

On January 1, 2018, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) combined their businesses in a transaction by way of a plan of arrangement (the “Merger”) by becoming wholly-owned subsidiaries of a new parent company named Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien” or “the company” except to the extent the context otherwise requires). Nutrien is the world's largest provider of crop inputs and services.

The company’s accounting policies are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies and methods of computation used in preparing these unaudited interim condensed consolidated financial statements are consistent with those used in the preparation of Nutrien's first quarter 2018 unaudited condensed consolidated financial statements (“first quarter financial statements”). PotashCorp is the acquirer for accounting purposes, and as a result, figures and related notes for 2017 and prior reflect the historical operations of PotashCorp. The financial statements and related notes of Nutrien in 2018 and beyond reflect the consolidated operations of Nutrien.

These unaudited interim condensed consolidated financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the company’s first quarter financial statements. Further, while the financial figures included in this preliminary interim results news release have been computed in accordance with IFRS applicable to interim periods, this news release does not contain sufficient information to constitute an interim financial report as that term is defined in International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The company expects to file an interim financial report that complies with IAS 34 in its 2018 third quarter report in November 2018.

In management's opinion, the unaudited interim condensed consolidated financial statements include all adjustments necessary to present fairly such information in all material respects. Interim results are not necessarily indicative of the results expected for the fiscal year.

2. Business Combinations

Merger of Equals

As described in Note 1, PotashCorp and Agrium combined their businesses in a merger of equals. Further information relating to the merger of equals was previously described in Note 2 of the company's first quarter financial statements.

The company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts in connection with the Merger. The purchase price allocation is not final as the company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. The company estimated the preliminary purchase price allocation as of the date of the Merger based on information that was available and continues to adjust those estimates as new information becomes available that existed at the date of acquisition. The company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis, and in any event, not later than December 31, 2018.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

2. Business Combinations (continued)

Final determination of the fair values may result in further adjustments to the values presented in the following table:

	Preliminary fair value as previously reported (1)	Adjustments (2)	Estimated fair value as at September 30, 2018
Cash and cash equivalents	$466	$—	$466
Receivables	2,422	—	2,422
Inventories	3,303	—	3,303
Prepaid expenses and other current assets	1,124	—	1,124
Assets held for sale	95	—	95
Property, plant and equipment	7,566	(107)	7,459
Goodwill	10,837	124	10,961
Other intangible assets	2,348	—	2,348
Investments	528	—	528
Other assets	123	75	198
Total Assets	28,812	92	28,904

Short-term debt	$867	$—	$867
Payables and accrued charges	5,226	13	5,239
Long-term debt	4,941	—	4,941
Deferred income tax liabilities	492	40	532
Pension and other post-retirement benefits liabilities	142	—	142
Asset retirement obligations and accrued environmental costs	1,055	39	1,094
Other non-current liabilities	79	—	79
Total Liabilities	12,802	92	12,894
Net assets (consideration for the Merger)	$16,010	$—	$16,010

(1)	As previously reported in the company's second quarter 2018 unaudited condensed consolidated financial statements.
(2)

The company recorded adjustments to the preliminary fair value in the third quarter of 2018 to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to changes in preliminary valuation assumptions, including refinement of property, plant and equipment, and asset retirement obligations estimates based on new information available that existed at the date of acquisition and recording certain components of the tax impact of the fair value adjustments. All measurement period adjustments were offset against goodwill.

Retail Acquisitions

During the year, the retail segment acquired 43 farm centers in North America and Australia, in addition to companies operating within the digital agriculture, proprietary products and agricultural services segments. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop input products, increased customer base and workforce, continued growth in the digital agricultural field and synergies between Nutrien and the acquired businesses.

The purchase price allocation for these acquisitions is not final as the company is still gathering and analyzing information relating to the acquired assets and assumed liabilities, including fair values and the resulting income tax impact.

The preliminary values allocated to the acquired assets and assumed liabilities based upon fair values were as follows:

September 30, 2018
Working capital	$104
Property, plant and equipment	94
Other intangible assets	7
Goodwill (1)	175
Other non-current assets	14
Other non-current liabilities	(9)
Total consideration	$385

(1)	Goodwill was calculated as the difference between the amount of consideration transferred and the net identifiable assets acquired.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

3. Segment Information

The company has four reportable operating segments: retail, potash, nitrogen and phosphate and sulfate. The retail segment distributes crop nutrients, crop protection products, seed and merchandise and provides services directly to growers through a network of farm centers in North and South America and Australia. The potash, nitrogen and phosphate and sulfate segments are differentiated by the chemical nutrient contained in the products that each produces.

	Three Months Ended September 30, 2018
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated

Sales – third party	$2,161	$880	$584	$409	$—	$—	$4,034
– intersegment	14	62	109	86	—	(271)	—
Sales – total	2,175	942	693	495	—	(271)	4,034
Freight, transportation and distribution	—	(125)	(81)	(58)	—	11	(253)
Net sales	2,175	817	612	437	—	(260)
Cost of goods sold	(1,642)	(358)	(457)	(401)	—	232	(2,626)
Gross margin	533	459	155	36	—	(28)	1,155
Selling expenses	(552)	(3)	(8)	(3)	6	—	(560)
General and administrative expenses	(25)	(3)	(7)	(2)	(126)	—	(163)
Provincial mining and other taxes	—	(78)	(1)	—	—	—	(79)
Earnings of equity-accounted investees	1	—	17	—	(3)	—	15
Impairment of property, plant and equipment (Note 4)	—	(1,809)	—	—	—	—	(1,809)
Other income (expenses)	37	(5)	(10)	1	59	—	82
(Loss) earnings before finance costs and income taxes	(6)	(1,439)	146	32	(64)	(28)	(1,359)
Depreciation and amortization	122	128	111	56	10	—	427
EBITDA (1)	116	(1,311)	257	88	(54)	(28)	(932)

(1) See reconciliation of non-IFRS measure in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.
		Three Months Ended September 30, 2017
		Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party		$595	$288	$351	$—	$—	$1,234
– intersegment		—	15	—	—	(15)	—
Sales – total		595	303	351	—	(15)	1,234
Freight, transportation and distribution		(85)	(33)	(54)	—	—	(172)
Net sales		510	270	297	—	(15)
Cost of goods sold		(253)	(249)	(342)	—	15	(829)
Gross margin		257	21	(45)	—	—	233
Selling expenses		(2)	(3)	(1)	(1)	—	(7)
General and administrative expenses		(2)	(1)	(1)	(45)	—	(49)
Provincial mining and other taxes		(45)	—	—	—	—	(45)
Earnings of equity-accounted investees		—	3	—	—	—	3
Other expenses		(5)	(3)	(1)	(26)	—	(35)
Earnings (loss) before finance costs and income taxes		203	17	(48)	(72)	—	100
Depreciation and amortization		72	47	52	9	—	180
EBITDA		275	64	4	(63)	—	280

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

3. Segment Information (continued)

	Nine Months Ended September 30, 2018
	Retail	Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated

Sales – third party	$10,580	$2,148	$1,989	$1,157	$—	$—	$15,874
– intersegment	36	180	419	246	—	(881)	—
Sales – total	10,616	2,328	2,408	1,403	—	(881)	15,874
Freight, transportation and distribution	—	(298)	(268)	(168)	—	59	(675)
Net sales	10,616	2,030	2,140	1,235	—	(822)
Cost of goods sold	(8,243)	(912)	(1,576)	(1,128)	—	793	(11,066)
Gross margin	2,373	1,118	564	107	—	(29)	4,133
Selling expenses	(1,732)	(9)	(24)	(8)	15	—	(1,758)
General and administrative expenses	(73)	(8)	(17)	(6)	(357)	—	(461)
Provincial mining and other taxes	—	(188)	(2)	(1)	(1)	—	(192)
Earnings of equity-accounted investees	6	—	24	—	(4)	—	26
Impairment of property, plant and equipment (Note 4)	—	(1,809)	—	—	—	—	(1,809)
Other income (expenses)	51	(13)	(17)	2	(94)	—	(71)
Earnings (loss) before finance costs and income taxes	625	(909)	528	94	(441)	(29)	(132)
Depreciation and amortization	367	312	325	149	41	—	1,194
EBITDA	992	(597)	853	243	(400)	(29)	1,062

		Nine Months Ended September 30, 2017
		Potash	Nitrogen	Phosphate and Sulfate	Others	Eliminations	Consolidated
Sales – third party		$1,485	$1,047	$934	$—	$—	$3,466
– intersegment		—	54	—	—	(54)	—
Sales – total		1,485	1,101	934	—	(54)	3,466
Freight, transportation and distribution		(199)	(97)	(125)	—		(421)
Net sales		1,286	1,004	809	—	(54)
Cost of goods sold		(646)	(818)	(869)	—	54	(2,279)
Gross margin		640	186	(60)	—	—	766
Selling expenses		(6)	(11)	(5)	(2)	—	(24)
General and administrative expenses		(6)	(3)	(3)	(118)	—	(130)
Provincial mining and other taxes		(121)	—	—	—	—	(121)
Earnings of equity-accounted investees		—	5	—	1	—	6
Other expenses		(15)	(7)	(3)	(48)	—	(73)
Earnings (loss) before finance costs and income taxes		492	170	(71)	(167)	—	424
Depreciation and amortization		183	144	166	27	—	520
EBITDA		675	314	95	(140)	—	944

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

4. Impairment of Property, Plant and Equipment

After a strategic portfolio review was completed by the Board of Directors during the third quarter of 2018, it was determined the New Brunswick operations would no longer be part of the company’s medium-term or long-term strategic plans. As a result, the New Brunswick operations will be safely shutdown. The decision was considered a significant change in the expected manner of use and the related assets were moved from the Potash cash-generating unit (“CGU”) to the New Brunswick CGU. Indicators of impairment were identified and the company conducted an impairment assessment of the New Brunswick CGU where the estimated recoverable amount was determined to be $50, based on fair value less costs of disposal. Since the estimated recoverable amount was lower than the carrying value, an impairment loss of $1,809 ($1,320, net of tax) was recorded in the potash segment for the three and nine months ended September 30, 2018.

5. Other Income (Expenses)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Note 11)		(Note 11)
Gain on curtailment of defined benefit pension and other post-retirement benefit plans	$151	$—	$151	$—
Merger and related costs	(62)	(10)	(143)	(33)
Foreign exchange (loss) gain	—	(14)	2	(22)
Other expenses	(7)	(11)	(81)	(18)
	$82	$(35)	$(71)	$(73)

During the third quarter of 2018, as part of the company’s continuous assessment of its operations, participation in certain company defined benefit pension and other post-retirement benefit plans was suspended and/or discontinued effective January 1, 2020 based on age and years of service. As a result, the company recognized a merger-related gain on curtailment of defined benefit pension and other post-retirement benefit plans (“Curtailment Gain”) of $151.

6. Income Tax Recovery (Expense)

A separate estimated average annual effective tax rate was determined for each taxing jurisdiction and applied individually to the interim period (loss) earnings before income taxes from continuing operations for each jurisdiction.

Income Tax Related to Continuing Operations

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
Income tax recovery (expense)	$434	$(24)	$199	$30
Actual effective tax rate on (loss) earnings from continuing operations	29%	36%	38%	15%
Actual effective tax rate including discrete items	29%	59%	38%	(13%)
Discrete tax adjustments that impacted the tax rate	$(2)	$(9)	$—	$67

The actual effective tax rate on the loss from continuing operations for the three months ended September 30, 2018 decreased compared to the same period last year. This was primarily due to different income weightings between jurisdictions, partially offset by the impairment of the New Brunswick property, plant and equipment.

The actual effective tax rate on the loss from continuing operations for the nine months ended September 30, 2018 increased compared to the same period last year. This was due to different income weightings between jurisdictions, mostly a decline in Canada partially offset by an increase in the United States, as well as the impairment of the New Brunswick property, plant and equipment.

In the second quarter of 2017, a discrete deferred tax recovery of $68 was recorded as a result of a Saskatchewan income tax rate decrease. This decreased the actual effective tax rate including discrete items for the nine months ended September 30, 2017 by 28 percentage points.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

7. Discontinued Operations

The company’s investments in Sociedad Quimica y Minera de Chile S.A. (“SQM”), ICL and Arab Potash Company (“APC”) were classified as held for sale and as discontinued operations in December 2017, due to regulatory requirements to dispose of these investments in connection with the Merger. The company's share of earnings, dividend income and associated income tax recovery (expense) pertaining to these investments were reclassified from (loss) earnings before income taxes and income tax recovery (expense) to net earnings from discontinued operations on the condensed consolidated statements of (loss) earnings.

For the nine months ended September 30, 2018:

				Impact of Sale on:
	Proceeds	Gain (Loss) on Sale	Net of Income taxes	AOCI	Net Earnings and Retained Earnings
Sale of shares in SQM (1)	$1,061	$841	$586	$—	$586
Sale of shares in ICL (2)	685	(19)	(19)	(19)	—
Sale of Conda (3)	87	—	—	—	—
Total	$1,833	$822	$567	$(19)	$586

(1)	In the second quarter of 2018, the company completed the sale of a portion of its equity interest in SQM.
(2)	In the first quarter of 2018, the company completed the sale of its equity interests in ICL through a private secondary offering.
(3)	In the first quarter of 2018, the company completed the sale of its Conda phosphate operations.

On May 17, 2018, the company entered into an agreement with a third party for the sale of its remaining equity interest in SQM for $4,066 before taxes and closing costs. The agreement is subject to customary closing conditions (including applicable regulatory approvals) and is expected to close by the end of the fourth quarter of 2018.

On October 24, 2018, the company completed the sale of its equity interests in APC for gross proceeds of $502, resulting in a gain on disposal of approximately $140, net of income taxes of $NIL.

Net Earnings from Discontinued Operations

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
Gain on disposal of investment in SQM	$—	$—	$841	$—
Dividend income of SQM, APC and ICL (1)	30	5	156	17
Share of earnings of SQM and APC (1)	—	30	—	115
Income tax (expense) recovery (2)	(7)	2	(299)	(3)
Net earnings from discontinued operations	$23	$37	$698	$129

Net Earnings per Share from Discontinued Operations
Basic	$0.04	$0.04	$1.11	$0.15
Diluted	$0.04	$0.04	$1.11	$0.15

(1)

The company’s investments in SQM and APC were classified as discontinued operations at December 1, 2017 and December 31, 2017, respectively, and, as a result, equity accounting in respect of these investments ceased after such dates.

(2)

For the three months ended September 30, 2018, income tax expense relates to the planned repatriation of dividend income and the remaining excess cash available in Chile. For the nine months ended September 30, 2018, income tax expense is comprised of $255 relating to the disposals of certain SQM shares including the planned repatriation of the net proceeds, and $44 relating to earnings from discontinued operations ($26 for the planned repatriation of dividend income received from SQM and $18 for the planned repatriation of the remaining excess cash available in Chile).

Cash flows from Discontinued Operations

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
Operating Activities
Dividends from discontinued operations	$30	$38	$156	$133
Cash provided by operating activities	$30	$38	$156	$133
Investing activities
Proceeds from disposal of discontinued operations	$14	$—	$1,833	$—
Cash provided by investing activities	$14	$—	$1,833	$—

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

8. Consolidated Statements of Cash Flows

In connection with the sale of one of the company's investments, the company received $325 of cash that is currently not available for use.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Note 11)		(Note 11)
Reconciliation of cash (used in) provided by operating activities
Net (loss) earnings	$(1,044)	$53	$371	$403
Adjustments to reconcile net (loss) earnings to cash (used in) provided by operating activities
Gain on sale of investment in SQM (Note 7)	—	—	(841)	—
Depreciation and amortization	427	180	1,194	520
Impairment of property, plant and equipment (Note 4)	1,809	29	1,809	29
Net (undistributed) distributed earnings of equity-accounted investees	(1)	1	(9)	(1)
Share-based compensation	51	2	149	9
Recovery of deferred income tax	(356)	(3)	(58)	(99)
Asset retirement obligations and accrued environmental costs	(11)	1	(39)	3
Other long-term liabilities and miscellaneous	(118)	27	(110)	71
Subtotal of adjustments	1,801	237	2,095	532

Changes in non-cash operating working capital
Receivables	327	(126)	(1,504)	(88)
Inventories	129	72	124	14
Prepaid expenses and other current assets	(117)	11	737	(3)
Payables and accrued charges	(1,273)	46	(1,739)	(14)
Subtotal of changes in non-cash operating working capital	(934)	3	(2,382)	(91)
Cash (used in) provided by operating activities	$(177)	$293	$84	$844

Supplemental cash flows disclosure
Interest paid	$125	$30	$366	$133
Income taxes paid	$27	$14	$123	$67

9. Short-term Debt

Short-term debt as of September 30, 2018 included $500 of borrowings secured by $1,798 of accounts receivable. The company retained control of the substantial risks and rewards of accounts receivable ownership.

During the three months ended September 30, 2018, the company entered into an amending agreement to replace its $75 unsecured line of credit with a new $250 uncommitted revolving credit facility repayable on demand. The covenants under the new credit facility were the same as under the line of credit.

Subsequent to September 30, 2018, the company entered into an amending agreement to increase the uncommitted revolving credit facility to $500.

10. Share Capital

Share repurchase program

On February 20, 2018, the company’s Board of Directors approved a share repurchase program of up to five percent of the company’s outstanding common shares over a one-year period through a normal course issuer bid. Purchases under the normal course issuer bid were made through open market purchases at market price as well as by other means as permitted by applicable securities regulatory authorities, including private agreements. The company completed the share repurchase program by September 30, 2018.

The company repurchased for cancellation 7,271,800 common shares during the three months ended September 30, 2018, at a cost of $394 and an average price per share of $54.15. During the nine months ended September 30, 2018, the company repurchased for cancellation 32,209,923 common shares at a cost of $1,663 and an average price per share of $51.62. The repurchase resulted in a reduction of share capital, and the excess of net cost over the average book value of the shares was recorded as a reduction of contributed surplus and retained earnings.

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

10. Share Capital (continued)

Anti-dilutive shares

The diluted weighted average shares calculation excluded 979,000 stock options and 118,000 equity-settled performance share units for the three months ended September 30, 2018; and 621,000 stock options and 118,000 equity-settled performance share units for the nine months ended September 30, 2018, due to their anti-dilutive effect.

Dividends declared

Subsequent to September 30, 2018, Nutrien's Board of Directors declared a quarterly dividend of $0.43 per share payable on January 17, 2019, to shareholders of record on December 31, 2018. This represents a 7.5 percent increase from the previously declared dividends. The total estimated dividend to be paid is $263.

11. Comparative Figures

As described in Note 1, the comparative figures are PotashCorp only. To conform with Nutrien's new method of presentation and as a result of discontinued operations described in Note 7, comparative figures were reclassified as follows, with no impact to net earnings.

Condensed Consolidated Statements of (Loss) Earnings

	Three Months Ended September 30, 2017
	Previously Reported	Reclassification Amounts		Reported after Reclassifications
Cost of goods sold	$(832)	$3		$(829)
Selling and administrative expenses	(56)	56		—
Selling expenses	—	(7)		(7)
General and administrative expenses	—	(49)		(49)
Provincial mining and other taxes	(47)	2		(45)
Earnings of equity-accounted investees	33	(30	) (1)	3
Dividend income	5	(5	) (1)	—
Other expenses	(30)	(5)		(35)
Income taxes	(22)	(2	) (1)	(24)
Net earnings from discontinued operations	—	37	(1)	37

	$(949)	$—		$(949)

(1)	Includes reclassifications as a result of discontinued operations described in Note 7.

	Nine Months Ended September 30, 2017
	Previously Reported	Reclassification Amounts		Reported after Reclassifications
Cost of goods sold	$(2,292)	$13		$(2,279)
Selling and administrative expenses	(154)	154		—
Selling expenses	—	(24)		(24)
General and administrative expenses	—	(130)		(130)
Provincial mining and other taxes	(125)	4		(121)
Earnings of equity-accounted investees	121	(115	) (1)	6
Dividend income	17	(17	) (1)	—
Other expenses	(56)	(17)		(73)
Income taxes	27	3	(1)	30
Net earnings from discontinued operations	—	129	(1)	129

	$(2,462)	$—		$(2,462)

(1)	Includes reclassifications as a result of discontinued operations described in Note 7.

Condensed Consolidated Statements of Comprehensive (Loss) Income

	Three Months Ended September 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$(1)	$1	$—
Loss on translation of net foreign operations	—	—	—
Equity-accounted investees
Share of other comprehensive income	—	(1)	(1)

	$(1)	$—	$(1)

Nutrien Ltd.

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2018

(in millions of US dollars except as otherwise noted)

(unaudited)

11. Comparative Figures (continued)

	Nine Months Ended September 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$2	$(2)	$—
Loss on translation of net foreign operations	—	—	—
Equity-accounted investees
Share of other comprehensive income	—	2	2

	$2	$—	$2

Condensed Consolidated Statements of Cash Flows
	Three Months Ended September 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Pension and other post-retirement benefits	$17	$(17)	$—
Other long-term liabilities and miscellaneous	10	17	27

	$27	$—	$27

	Nine Months Ended September 30, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Pension and other post-retirement benefits	$50	$(50)	$—
Other long-term liabilities and miscellaneous	21	50	71

	$71	$—	$71

Condensed Consolidated Statement of Changes in Shareholders' Equity
	As at December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Other	$(5)	$5	$—
Translation loss of net foreign operations	—	(2)	(2)
Comprehensive loss of equity-accounted investees	—	(3)	(3)
	$(5)	$—	$(5)

Condensed Consolidated Balance Sheet
	As at December 31, 2017
	Previously Reported	Reclassification Amounts	Reported after Reclassifications
Intangible assets	$166	$(166)	$—
Goodwill	—	97	97
Other intangible assets	—	69	69
	$166	$—	$166

Investments in equity-accounted investees	$30	$(30)	$—
Available-for-sale investments	262	(262)	—
Investments	—	292	292
	$292	$—	$292

Short-term debt and current portion of long-term debt	$730	$(730)	$—
Short-term debt	—	730	730
	$730	$—	$730

Payables and accrued charges	$807	$29	$836
Current portion of derivative instrument liabilities	29	(29)	—
	$836	$—	$836

Other non-current liabilities	$51	$35	$86
Derivative instrument liabilities	35	(35)	—
	$86	$—	$86

12. Subsequent Events

Subsequent to September 30, 2018, the company signed a new natural gas purchase agreement in Trinidad. This five-year $1,258 contract will commence January 1, 2019 and is set to expire December 31, 2023. The signing of the new contract has increased the company’s minimum purchase commitments as disclosed in the company’s first quarter financial statements as follows: 2019 – $244, 2020 – $248, 2021 – $252, 2022 – $255 and 2023 – $259.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)
Retail Sales (US $ millions)
Crop nutrients	$650	$528	$3,660	$3,231
Crop protection products	1,086	1,117	4,218	4,225
Seed	60	59	1,584	1,521
Merchandise	205	187	555	496
Services and other	174	176	599	541
Sales	$2,175	$2,067	$10,616	$10,014

Retail Gross Margin (US $ millions)
Crop nutrients	$142	$120	$739	$680
Crop protection products	236	243	885	858
Seed	14	21	277	274
Merchandise	27	29	76	78
Services and other	114	105	396	361
Gross Margin	$533	$518	$2,373	$2,251

Crop Nutrients Sales Volumes (tonnes – thousands)
North America	945	843	7,004	6,582
International	545	400	1,695	1,400
Crop Nutrients Sales Volumes	1,490	1,243	8,699	7,982

Crop Nutrients Selling Price per Tonne
North America	$459	$444	$432	$417
International	$396	$384	$372	$347
Crop Nutrients Selling Price per Tonne	$436	$425	$421	$405

Crop Nutrients Gross Margin per Tonne
North America	$109	$115	$93	$96
International	$71	$55	$52	$36
Crop Nutrients Gross Margin per Tonne	$95	$96	$85	$85

Proprietary products sales as a percentage of product line sales
Crop nutrients	11%	14%	9%	10%
Crop protection products	26%	25%	27%	26%
Seed	22%	24%	26%	26%
All Products	17%	18%	18%	18%

Retail Financial Measures (%)

			Target	Rolling four quarters September 30, 2018 (2) Actuals
EBITDA to sales			10%	10%
Average working capital to sales			19%	20%
Cash operating coverage ratio			59%	59%	(3)

(1)

Represents information for legacy Agrium in 2017. Legacy PotashCorp did not have retail operations. See reconciliations and descriptions of this non-IFRS measure in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

(2)

EBITDA to sales, average working capital to sales and cash operating coverage ratio are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

(3)	2018 has been adjusted for the impact of merger-related presentation adjustments.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)

Potash Sales Volumes (tonnes – thousands)
Manufactured Product
North America	1,678	1,373	3,962	3,639
Offshore	2,180	1,938	6,200	5,562
Sales Volumes – Manufactured	3,858	3,311	10,162	9,201

Potash Net Sales (US $ millions)
Manufactured Product
North America	$358	$263	$830	$697
Offshore	458	326	1,198	892
Other potash and purchased products	1	1	2	5
Net Sales (1)	$817	$590	$2,030	$1,594

Manufactured Product
Net Selling Price per Tonne
North America	$213	$192	$209	$192
Offshore	$210	$168	$193	$160
Average	$212	$178	$200	$173
Cost of Goods Sold per Tonne	$(93)	$(97)	$(90)	$(93)
Gross Margin per Tonne	$119	$81	$110	$80
Depreciation and Amortization per Tonne	$33	$28	$31	$29
Gross Margin excluding Depreciation and Amortization per Tonne (1)	$152	$109	$141	$109

Potash Cash Cost of Product Manufactured per Tonne (1)	$56	$72	$58	$64

(1)

Combined historical results of legacy PotashCorp and legacy Agrium, net sales, gross margin excluding depreciation and amortization and cash cost of product manufactured are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)

Average Natural Gas Cost in Production per MMBtu	$2.74	$2.72	$2.78	$3.04
Nitrogen Sales Volumes (tonnes – thousands)
Manufactured Product
Ammonia	750	724	2,522	2,603
Urea	691	626	2,316	2,058
Solutions and nitrates	1,018	929	2,986	2,822
Sales Volumes – Manufactured	2,459	2,279	7,824	7,483

Fertilizer	1,197	1,066	4,086	3,866
Industrial and Feed	1,262	1,213	3,738	3,617
Sales Volumes – Manufactured	2,459	2,279	7,824	7,483

Nitrogen Net Sales (US $ millions)
Manufactured Product
Ammonia	$190	$149	$668	$703
Urea	198	144	664	513
Solutions and nitrates	159	131	485	445
Other nitrogen and purchased products	65	72	323	361
Net Sales (1)	$612	$496	$2,140	$2,022

Fertilizer	$279	$203	$1,021	$883
Industrial and Feed	268	221	796	778
Other nitrogen and purchased products	65	72	323	361
Net Sales (1)	$612	$496	$2,140	$2,022

Manufactured Product
Net Selling Price per Tonne
Ammonia	$253	$206	$265	$270
Urea	$286	$228	$286	$249
Solutions and nitrates	$156	$141	$163	$158
Average	$222	$185	$232	$222
Fertilizer	$233	$188	$250	$228
Industrial and Feed	$212	$182	$213	$215
Average	$222	$185	$232	$222
Cost of Goods Sold per Tonne	$(165)	$(165)	$(166)	$(168)
Gross Margin per Tonne	$57	$20	$66	$54
Depreciation and Amortization per Tonne	$45	$29	$41	$28
Gross Margin excluding Depreciation and Amortization per Tonne (1)	$102	$49	$107	$82

Urea Controllable Cash Cost of Product Manufactured per Tonne (1), (2)	$72	$86	$73	$78

(1)

Combined historical results of legacy PotashCorp and legacy Agrium, net sales, gross margin excluding depreciation and amortization and cash cost of product manufactured are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

(2)	Excludes the cost of natural gas and steam.

Nutrien Ltd.

Selected Financial Data

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)

Phosphate and Sulfate Sales Volumes (tonnes – thousands)
Manufactured Product
Fertilizer	650	678	1,824	1,656
Industrial and Feed	228	214	640	663
Ammonium sulfate	104	85	263	284
Sales Volumes – Manufactured	982	977	2,727	2,603

Phosphate and Sulfate Net Sales (US $ millions)
Manufactured Product
Fertilizer	$267	$223	$740	$581
Industrial and Feed	114	101	318	324
Ammonium sulfate	23	18	64	67
Other phosphate and purchased products	33	14	113	40
Net Sales (1)	$437	$356	$1,235	$1,012

Manufactured Product
Net Selling Price per Tonne
Fertilizer	$411	$329	$406	$351
Industrial and Feed	$498	$474	$496	$490
Ammonium sulfate	$225	$214	$244	$236
Average	$412	$351	$411	$374
Cost of Goods Sold per Tonne	$(376)	$(391)	$(373)	$(376)
Gross Margin per Tonne	$36	$(40)	$38	$(2)
Depreciation and Amortization per Tonne	$57	$57	$55	$70
Gross Margin excluding Depreciation and Amortization per Tonne (1)	$93	$17	$93	$68

(1)

Combined historical results of legacy PotashCorp and legacy Agrium, net sales and gross margin excluding depreciation and amortization are considered non-IFRS measures. See reconciliations and descriptions of these non-IFRS measures in the Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information section.

Nutrien Ltd.

Selected Additional Data

(unaudited)

Exchange Rate (Cdn$/US$)

			2018	2017

December 31				1.2545
September 30			1.2945	1.2480
Third-quarter average conversion rate			1.3085	1.2864

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Nutrien) (3)		(Nutrien) (3)

Production
Potash production (Product Tonnes – thousands)	3,143	2,551	9,803	9,142
Potash shutdown weeks (1)	8	12	32	24
Nitrogen production (Ammonia Tonnes – thousands)	1,551	1,425	4,825	4,516
Ammonia operating rate (2)	94%	79%	93%	86%
Phosphate production (P2O5 Tonnes – thousands)	466	427	1,366	1,236
Phosphate P2O5 operating rate	90%	83%	89%	81%

(1)	Represents weeks of full production shutdown; excludes the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
(2)	Excludes Trinidad and Joffre.
(3)	Amount presented is the combined historical results of legacy PotashCorp and legacy Agrium.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

Generally, a non-IFRS financial measure is a numerical measure of a company’s performance, cash flows or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Adjusted net earnings (in total and per share), EBITDA, adjusted EBITDA, adjusted EBITDA margin, free cash flow, gross margin excluding depreciation and amortization per tonne, cash cost of product manufactured and combined Nutrien historical information for 2017, described as Nutrien, are not measures of financial performance (nor do they have standardized meanings) under IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. Retail EBITDA to sales, retail working capital to sales and retail cash operating coverage ratio are considered to be non-IFRS financial measures as they are calculated using information representing legacy Agrium in 2017.

The company uses both IFRS and certain non-IFRS measures to assess operational performance, to evaluate liquidity and financial strength, as a valuation measurement and as a component of employee remuneration. Management believes these non-IFRS measures provide useful supplemental information and greater transparency to investors in order that they may evaluate Nutrien’s financial performance using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with IFRS.

A.	ADJUSTED NET EARNINGS, EBITDA, ADJUSTED EBITDA, ADJUSTED EBITDA MARGIN and RETAIL EBITDA TO SALES

Set forth below is a reconciliation of “adjusted net earnings” (in total and per share) to net loss from continuing operations (in total and per share). Adjusted net earnings is calculated as net loss from continuing operations before purchase price allocation, impairment, Merger and related costs, share-based compensation, Curtailment Gain and dividend income from discontinued operations net of tax. Nutrien uses adjusted net earnings to assess operational performance and as a component of employee remuneration. Management believes adjusted net earnings to be an important measure as it excludes the effects of non-operating items supporting a focus on the performance of the company’s day-to-day operations. As compared to net loss from continuing operations according to IFRS, this measure is limited in that it does not reflect the periodic costs of charges associated with the purchase price allocation, impairment, Merger and related costs, share-based compensation, Curtailment Gain or dividend income from discontinued operations net of tax. Management evaluates such items through other financial measures such as cash flow (used in) provided by operating activities.

	Three Months Ended			Nine Months Ended
	September 30, 2018			September 30, 2018
	Increases (decreases)	Net (loss) earnings from continuing operations impact (post-tax)	Per share	Increases (decreases)	Net (loss) earnings from continuing operations impact (post-tax)	Per share
Net loss from continuing operations		$(1,067)	$(1.74)		$(327)	$(0.52)
Adjustments:
Purchase price allocation	$58	41	0.07	$146	113	0.18
Impairment of property, plant and equipment	1,809	1,320	2.15	1,809	1,320	2.10
Merger and related costs	62	44	0.07	143	111	0.18
Share-based compensation	51	36	0.06	149	115	0.18
Curtailment Gain	(151)	(107)	(0.18)	(151)	(117)	(0.19)
Dividend income of SQM and APC	30	23	0.04	156	130	0.21
Adjusted net earnings		$290	$0.47		$1,345	$2.14

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage and per share amounts)

(unaudited)

A.	ADJUSTED NET EARNINGS, EBITDA, ADJUSTED EBITDA, ADJUSTED EBITDA MARGIN and RETAIL EBITDA TO SALES (continued)

Set forth below is a reconciliation of “EBITDA” and “adjusted EBITDA” to net (loss) earnings from continuing operations and retail “EBITDA” to retail sales for the last four rolling quarters. EBITDA and retail EBITDA are calculated as net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense and depreciation and amortization. Adjusted EBITDA is calculated as net (loss) earnings from continuing operations before finance costs, income tax (recovery) expense and depreciation and amortization, impairment, Merger and related costs, share-based compensation and Curtailment Gain. Retail EBITDA to retail sales is calculated as retail EBITDA divided by retail sales for the last four rolling quarters, which does not have any directly comparable IFRS measure. Nutrien uses EBITDA as a supplemental financial measure of its operational performance. Management believes EBITDA, adjusted EBITDA, retail EBITDA and retail EBITDA to sales to be important measures as they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net (loss) earnings from continuing operations according to IFRS, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company's business, the charges associated with impairment, Merger and related costs and selected corporate expenses. Management evaluates such items through other financial measures such as capital expenditures, cash flow (used in) provided by operating activities and capital management ratios. The company believes that these measurements are useful to measure a company’s ability to service debt and to meet other payment obligations and as a valuation measurement. Retail EBITDA is also used as a component of employee remuneration.

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net sales (sales less freight, transportation and distribution). Management believes comparing adjusted EBITDA to net sales earned (net of costs to deliver product) is an important indicator of efficiency. In addition to the limitations given above in using adjusted EBITDA as compared to net (loss) earnings from continuing operations, adjusted EBITDA margin as compared to net (loss) earnings from continuing operations as a percentage of sales is also limited in that freight, transportation and distribution costs are incurred and valued independently of sales. Adjusted EBITDA also includes earnings from equity investees from continuing operations whose sales are not included in consolidated sales. Management evaluates these items individually on the consolidated statements of (loss) earnings.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)
Net (loss) earnings from continuing operations	$(1,067)	$(53)	$(327)	$749
Finance costs	142	135	394	379
Income tax (recovery) expense	(434)	(8)	(199)	163
Depreciation and amortization	427	301	1,194	911
EBITDA	$(932)	$375	$1,062	$2,202
Impairment of property, plant and equipment	1,809	29	1,809	29
Merger and related costs	62	21	143	75
Share-based compensation	51	49	149	58
Curtailment Gain	(151)	—	(151)	—
Adjusted EBITDA	$839	$474	$3,012	$2,364

(1) Amount presented is the combined historical results of legacy PotashCorp and legacy Agrium. Potash Adjusted EBITDA
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)
EBITDA	$(1,311)	$303	$(597)	$835
Impairment of property, plant and equipment	1,809	—	1,809	—
Adjusted EBITDA	$498	$303	$1,212	$835

(1)	Amount presented is the combined historical results of legacy PotashCorp and legacy Agrium.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage and per share amounts)

(unaudited)

A.	ADJUSTED NET EARNINGS, EBITDA, ADJUSTED EBITDA, ADJUSTED EBITDA MARGIN and RETAIL EBITDA TO SALES (continued)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)
Sales	$4,034	$3,586	$15,874	$14,671
Freight, transportation and distribution	(253)	(236)	(675)	(685)
Net sales	$3,781	$3,350	$15,199	$13,986

(1) Amount presented is the combined historical results of legacy PotashCorp and legacy Agrium.
Net (loss) earnings from continuing operations as a percentage of sales	-26%	-1%	-2%	5%
Adjusted EBITDA margin	22%	14%	20%	17%

Retail EBITDA to sales is calculated as retail EBITDA divided by retail sales for the last four rolling quarters. Management believes comparing retail EBITDA to sales earned is an important indicator of efficiency and retail’s operational performance.

	Rolling four quarters ended September 30, 2018
	Q4 2017 (1)	Q1 2018	Q2 2018	Q3 2018	Total
Retail EBITDA	$241	$(10)	$886	$116	$1,233
Retail Sales	2,089	2,099	6,342	2,175	12,705

(1) Represents information for legacy Agrium in 2017. Legacy PotashCorp did not have retail operations.

EBITDA to Sales					10%

B. FREE CASH FLOW

Set forth below is a reconciliation of “free cash flow” to cash (used in) provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with IFRS. The company uses free cash flow as a supplemental financial measure in its evaluation of liquidity and financial strength and as a component of employee remuneration. Free cash flow is calculated as cash (used in) provided by operating activities less sustaining capital expenditures, cash provided by operating activities from discontinued operations and changes in non-cash operating working capital. Sustaining capital expenditures include the cost of replacements and betterments for the company's facilities. Management believes that adjusting principally for the swings in non-cash operating working capital items due to seasonality or other timing issues and sustaining capital expenditures assists management in the long-term assessment of liquidity and financial strength. Management also believes that this measurement is useful as an indicator of its ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2018	2017	2018	2017
		(Nutrien) (1)		(Nutrien) (1)
Cash (used in) provided by operating activities	$(177)	$(25)	$84	$589
Cash provided by operating activities from discontinued operations	(30)	(48)	(156)	(143)
Sustaining capital expenditures	(305)	(380)	(738)	(673)
Changes in non-cash operating working capital	934	424	2,382	1,444
Free cash flow	$422	$(29)	$1,572	$1,217

(1)	Amount presented is the combined historical results of legacy PotashCorp and legacy Agrium.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

C. SELECTED RETAIL METRICS

Set forth below is a reconciliation of retail's “average working capital to sales”. The company uses retail average working capital to sales to evaluate operational efficiency. Retail’s average working capital to sales is calculated as the average working capital divided by sales for the last four rolling quarters. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended September 30, 2018
	Q4 2017 (1)	Q1 2018	Q2 2018	Q3 2018	Average/Total
Working capital	$1,587	$1,781	$3,170	$3,633	$2,543
Sales	2,089	2,099	6,342	2,175	12,705

(1) Represents information for legacy Agrium in 2017. Legacy PotashCorp did not have retail operations.

Average working capital to sales					20%

Set forth below is a reconciliation of “cash operating coverage ratio”, which assists management and investors in understanding the costs and underlying economics of the company’s operations and assessing the company’s operating performance and the company’s ability to generate free cash flow from our segments and overall as a company. Cash operating coverage ratio represents gross margin excluding depreciation and amortization less EBITDA and merger-related presentation adjustments, divided by gross margin excluding depreciation and amortization expense. Given the significance of the impact of merger-related presentation adjustments for the nine months ended September 30, 2018, cash operating coverage ratio calculations were revised in the third quarter of 2018.

	Rolling four quarters ended September 30, 2018
	Q4 2017 (1)	Q1 2018	Q2 2018	Q3 2018	Total

Gross margin	$695	$408	$1,432	$533	$3,068
Depreciation and amortization in cost of goods sold	1	2	2	1	6
Gross margin excluding depreciation and amortization	$696	$410	$1,434	$534	$3,074
EBITDA	241	(10)	886	116	1,233
Merger-related presentation adjustments (2)	-	14	12	6	32
Operating expenses excluding depreciation and amortization and merger-related accounting adjustments	$455	$406	$536	$412	$1,809

(1) Represents information for legacy Agrium in 2017. Legacy PotashCorp did not have retail operations. (2) Adjusted for the impact of merger-related presentation adjustments.

Cash operating coverage ratio (%)					59%

D. GROSS MARGIN EXCLUDING DEPRECIATION AND AMORTIZATION PER TONNE

Nutrien uses “gross margin excluding depreciation and amortization per tonne” for the company's potash, nitrogen and phosphate and sulfate segments as a measure of operational performance. Management believes gross margin excluding depreciation and amortization to be an important measure as it excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. The reconciliation of gross margin per tonne to gross margin excluding depreciation and amortization per tonne for the company’s nutrients are included in the Selected Financial Data section.

E. CASH COST OF PRODUCT MANUFACTURED

Nutrien uses “cash cost of product manufactured (“cash COPM”)” per tonne to assess operational performance for the potash and nitrogen segments. Cash COPM is calculated as cost of goods sold for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period. Management believes cash COPM per tonne to be an important measure as it excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of the company’s day-to-day operations. Cash COPM is limited in that it does not reflect the impact of manufactured product from other periods and the periodic costs of certain capitalized tangible and intangible assets. Management evaluates such items through other financial measures such as cash flow from operating activities. The company believes that these measures are useful as an indicator of efficiency.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

F. NUTRIEN COMBINED 2017 HISTORICAL INFORMATION

Nutrien uses non-IFRS combined historical information in the evaluation of its operations and financial position. This information is useful as it provides a measure of what the combined results may have been had PotashCorp and Agrium merged on January 1, 2017. The combined historical results for Nutrien were calculated by adding the historical IFRS financial statements prepared by PotashCorp and Agrium and then eliminating intercompany transactions and reclassifying line items to conform with Nutrien’s financial statement presentation. This combined historical information does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, adjustments relating to purchase price allocation (“PPA”) and the impact of discontinued operations.

The combined historical information may differ from the Nutrien pro forma earnings and balance sheet presented in the company's business acquisition report dated February 20, 2018 as the pro forma information therein required certain adjustments under applicable securities laws and accounting standards that the company believes do not provide as useful a measure as the combined historical financial information. The primary differences in the statement of earnings were that pro forma finance costs were reduced by the amortization of the change in carrying amount of Agrium’s debt resulting from the PPA and the pro forma other expenses were adjusted to remove any Merger-related costs. There were no comparable adjustments in the combined historical financial information. The primary differences in the balance sheet were the pro forma adjustments for the estimated proceeds from the sale of SQM, APC, ICL and Agrium’s Conda Idaho phosphate production facility and adjacent phosphate mineral rights at December 31, 2017 while there was no adjustment in the combined historical financial information and the PPA in the pro forma was largely allocated to goodwill as fewer provisional fair value adjustments were known at the time of its preparation.

Refer to the Appendix starting on page 33 of the company’s first quarter interim report for the Nutrien combined historical balance sheet as at December 31, 2017 and the Nutrien combined historical statement of earnings and EBITDA for the three months ended September 30, 2017. Below is the combined historical segment EBITDA for the nine months ended September 30, 2017, as this information was not previously provided.

	Nine Months Ended September 30, 2017
				Phosphate
	Retail	Potash	Nitrogen	and Sulfate	Others	Eliminations	Nutrien
Sales	$10,014	$1,868	$2,285	$1,160	$—	$(656)	$14,671
Freight, transportation and distribution	—	(274)	(263)	(148)	—	—	(685)
Net Sales	10,014	1,594	2,022	1,012	—	(656)
Cost of goods sold	(7,763)	(865)	(1,583)	(1,016)	—	663	(10,564)
Gross margin	2,251	729	439	(4)	—	7	3,422
Selling expenses	(1,490)	(10)	(24)	(6)	11	—	(1,519)
General and administrative expenses	(74)	(3)	(8)	(8)	(254)	—	(347)
Provincial mining and other taxes	—	(130)	—	—	—	—	(130)
Earnings of equity-accounted investees	8	—	30	—	—	—	38
Other expenses	(6)	(16)	(24)	(7)	(120)	—	(173)
Earnings (loss) before finance costs and income taxes	689	570	413	(25)	(363)	7	1,291
Finance costs	—	—	—	—	(379)	—	(379)
Earnings (loss) before income taxes	689	570	413	(25)	(742)	7	912
Income taxes	—	—	—	—	(163)	—	(163)
Net earnings (loss) from continuing operations	689	570	413	(25)	(905)	7	749
Finance costs	—	—	—	—	379	—	379
Income taxes	—	—	—	—	163	—	163
Depreciation and amortization	215	265	210	181	40	—	911
EBITDA	$904	$835	$623	$156	$(323)	$7	$2,202

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

F.	NUTRIEN COMBINED 2017 HISTORICAL INFORMATION (continued)

Retail

	Nine Months Ended September 30, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$—	$9,980	$—		$9,980
Intersegment	—	34	—		34
Total Sales	—	10,014	—		10,014
Cost of goods sold	—	(7,763)	—		(7,763)
Gross margin	—	2,251	—		2,251
Selling expenses	—	(1,490)	—		(1,490)
General and administrative expenses	—	(74)	—		(74)
Earnings of equity-accounted investees	—	8	—		8
Other income (expenses)	—	21	(27	) (1)	(6)
Earnings before finance costs and income taxes	—	716	(27)		689
Depreciation and amortization	—	215	—		215
EBITDA	$—	$931	$(27)		$904

(1) Finance costs associated with retail operations will be allocated to retail segment, and presented in other income (expenses).

Potash

	Nine Months Ended September 30, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$1,485	$285	$1		$1,771
Intersegment	—	97	—		97
Total Sales	1,485	382	1		1,868
Freight, transportation and distribution	(199)	—	(75	) (1)	(274)
Net Sales	1,286	382	(74)		1,594
Cost of goods sold	(659)	(293)	87	(1),(4)	(865)
Gross margin	627	89	13		729
Selling expenses	—	(4)	(6	) (4)	(10)
General and administrative expenses	—	(3)	—	(3),(4)	(3)
Provincial mining and other taxes	(125)	—	(5	) (2),(4)	(130)
Other expenses	—	(10)	(6	) (2),(4)	(16)
Earnings before finance costs and income taxes	502	72	(4)		570
Depreciation and amortization	183	82	—		265
EBITDA	$685	$154	$(4)		$835

(1)	To separately present legacy Agrium direct and indirect freight costs.
(2)	To separately present legacy Agrium provincial mining taxes.
(3)	To reclassify legacy Agrium costs related to business support functions to others.
(4)	To allocate legacy PotashCorp all others segment selling and administrative expenses to segment.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

F.	NUTRIEN COMBINED 2017 HISTORICAL INFORMATION (continued)

Nitrogen

	Nine Months Ended September 30, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$1,047	$599	$300	(2)	$1,946
Intersegment	54	190	95	(2),(4)	339
Total Sales	1,101	789	395		2,285
Freight, transportation and distribution	(97)	—	(166	) (1)	(263)
Net Sales	1,004	789	229		2,022
Cost of goods sold	(818)	(571)	(194	) (1),(2),(4)	(1,583)
Gross margin	186	218	35		439
Selling expenses	—	(9)	(15	) (2),(5)	(24)
General and administrative expenses	—	(8)	—	(2),(3),(5)	(8)
Earnings of equity-accounted investees	—	—	30	(2),(5)	30
Other expenses	—	(18)	(6	) (2),(5)	(24)
Earnings before finance costs and income taxes	186	183	44		413
Depreciation and amortization	144	59	7	(2),(4)	210
EBITDA	$330	$242	$51		$623

(1)	To separately present legacy Agrium direct and indirect freight costs.
(2)	To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.
(3)	To reclassify legacy Agrium costs related to business support functions to others.
(4)	To record profit on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.
(5)	To allocate legacy PotashCorp all others selling and administrative expenses to segment.

Phosphate and Sulfate

	Nine Months Ended September 30, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$934	$96	$(9	) (2),(5)	$1,021
Intersegment	—	94	45	(2)	139
Total Sales	934	190	36		1,160
Freight, transportation and distribution	(125)	—	(23	) (1),(5)	(148)
Net Sales	809	190	13		1,012
Cost of goods sold	(869)	(179)	32	(1),(2),(3),(5)	(1,016)
Gross margin	(60)	11	45		(4)
Selling expenses	—	(1)	(5	) (5)	(6)
General and administrative expenses	—	(1)	(7	) (2),(4)	(8)
Other expenses	—	(4)	(3	) (2),(4)	(7)
(Loss) earnings before finance costs and income taxes	(60)	5	30		(25)
Depreciation and amortization	166	12	3	(2),(3)	181
EBITDA	$106	$17	$33		$156

(1)	To separately present legacy Agrium direct and indirect freight costs.
(2)	To reclassify legacy wholesale other Agrium segment between nitrogen and phosphate and sulfate.
(3)	To record incremental cost on legacy Agrium transfers of ammonia to phosphate and sulfate segment not previously recorded.
(4)	To allocate legacy PotashCorp all others selling and administrative expenses to the segment.
(5)	To reclassify certain phosphate products to others segment.

Nutrien Ltd.

Selected Non-IFRS Financial Measures and Reconciliations and Supplemental Information

(in millions of US dollars except percentage amounts)

(unaudited)

F.	NUTRIEN COMBINED 2017 HISTORICAL INFORMATION (continued)

Others

	Nine Months Ended September 30, 2017
	Historical PotashCorp	Historical Agrium	Adjustments		Nutrien

Sales
External	$—	$—	$—		$—
Intersegment	—	(523)	(133	) (1),(2),(9)	(656)
Total Sales	—	(523)	(133)		(656)
Cost of goods sold	—	530	133	(1),(2),(9)	663
Gross margin	—	7	—		7
Selling and administrative expenses	(154)	—	154	(10)	—
Selling expenses	—	13	(2	) (10)	11
General and administrative expenses	—	(84)	(170	) (4),(5),(10)	(254)
Share-based payments	—	(40)	40	(4)	—
Earnings of equity-accounted investees	121	(1)	(120	) (7),(10)	—
Dividend income	17	—	(16	) (8)	1
Other expenses	(56)	(58)	(7	) (10),(11)	(121)
Loss before finance costs and income taxes	(72)	(163)	(121)		(356)
Finance costs	(180)	(71)	(128	) (3),(6)	(379)
Finance costs related to long-term debt	—	(155)	155	(6)	—
Loss before income taxes	(252)	(389)	(94)		(735)
Income tax recovery (expense)	27	(193)	3	(7)	(163)
Net loss from continuing operations	(225)	(582)	(91)		(898)
Finance costs	180	71	128	(3),(6)	379
Finance costs related to long-term debt	—	155	(155	) (6)	—
Income tax (recovery) expense	(27)	193	(3	) (7)	163
Depreciation and amortization	27	13	—		40
EBITDA	$(45)	$(150)	$(121)		$(316)

(1)	To eliminate sales made from legacy PotashCorp to legacy Agrium.
(2)	To eliminate incremental sales and cost of goods sold related to ammonia transfers to phosphate and sulfate segment.
(3)	Finance costs associated with retail operations will be allocated to retail segment, and presented in other expenses.
(4)	To reclassify legacy Agrium’s share-based payments to general and administrative expenses.
(5)	To reclassify legacy Agrium costs related to business support functions to others.
(6)	To reclassify finance costs related to long-term debt to finance costs.
(7)	To eliminate the earnings of legacy PotashCorp’s investments in SQM and APC.
(8)	To eliminate the earnings of legacy PotashCorp’s investment in ICL.
(9)	To eliminate legacy PotashCorp intersegment sales between nitrogen and phosphate and sulfate.
(10)	To allocate legacy PotashCorp all others segment selling and administrative expenses to segments.
(11)	To reclassify certain phosphate products to others segment.